August 27, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PainReform Ltd.

Registration Statement on Form F-1, as amended (File No. 333-239576)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of PainReform Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on Monday, August 31, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 334 copies of the Preliminary Prospectuses dated August 5, 2020, August 10, 2020 and August 24, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director